Axos Invest LLC

Statement of Financial Condition
December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69507

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Axos Invest LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9205 West Russell Road Suite 400
(No. and Street)

Las Vegas	NV	89148
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Derrick K. Walsh	(858) 649-2165	dwalsh@axosbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

4920 W Cypress Street Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derrick K. Walsh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axos Invest LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature], CFO

Title: Chief Financial Officer

[signature]

Notary Public

MELINA R. TURNER
COMM. #2361934
Notary Public - California
San Diego County
My Comm. Expires June 19, 2025
NR01

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents
December 31, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Axos Invest LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axos Invest LLC as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Axos Invest LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Axos Invest LLC management. Our responsibility is to express an opinion on Axos Invest LLC financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Axos Invest LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as Axos Invest LLC auditor since 2024.

Assurance Dimensions
Margate, Florida
February 28, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

1

Axos Invest LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	624,023
Securities owned, at fair value		5,067
Prepaid expenses		45,419
Deposit at broker-dealer		25,000
Tax benefit and other receivable from affiliated companies		63,441
Total assets	$	762,950
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	33,810
Due to affiliated companies		129,027
Total liabilities		162,837
Member's Equity		600,113
Total liabilities and member's equity	$	762,950

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business Activity**

   Axos Invest LLC (the "Company") is a limited liability company registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Axos Securities, LLC (the "Parent"), which is consolidated into Axos Financial, Inc. ("Financial"). The Company executes trades for Axos Invest, Inc. ("Affiliate"), a registered investment advisor, and it clears trades through Axos Clearing LLC ("Clearing").

   The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

   Cash
   Cash consists of cash held at an affiliated financial institution which at times may exceed federally insured limits.

   Revenue Recognition and Securities Transactions
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

   Transactions in securities and related revenue and expenses are recorded on a trade date basis.

   The Company's revenue is derived primarily from trade commissions, FDIC revenue share on deposit balances, and referral fees. Referral fees represent lead generation fees and compensate the Company for expenses Axos Bank, a related party, would have incurred to acquire the customer deposits through other means.

   Allowance for Credit Losses
   The Company accounts for estimated credit losses on financial assets measured on an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company did not have a reserve for credit losses at December 31, 2023.

   Fair Value of Financial Assets
   As of December 31, 2023, the Company owned long equity positions in the amount of $5,067, which are held at Clearing. These securities are carried at fair value and net realized and unrealized gains or losses are reflected in Rebate & trading on the statement of operations.

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 inputs include quoted prices in active markets for identical assets or liabilities in active markets that the entity has access to as of the measurement date.

Level 2 inputs include observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 inputs are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's investments at December 31, 2023 comprise publicly traded exchange-traded funds (ETFs) with Level 1 inputs. The fair value is determined through quoted prices of identical assets on public stock exchanges (e.g., NYSE, NASDAQ).

Carrying amount is the estimated fair value for cash, other assets, due to affiliated companies and accounts payable.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity not subject to income taxes for federal and state tax purposes. The income and losses of the Company pass through to the Parent who incurs the tax obligation or receives the tax benefit. Consolidated tax results are distributed from the Parent as if the Company files on a separate return basis and are calculated utilizing the Parent's tax rate. The Company recorded an income tax benefit receivable from Parent of $56,000 at December 31, 2023.

Guarantees

The Company in its normal course of business enters into legal contracts containing representations and warranties that provide general indemnifications. Although the Company's maximum exposure under these arrangements is not defined, as claims may be unasserted, based on its experience, the Company expects the risk of loss to be remote.

3. **Related Party Transactions**

The Company and its affiliates maintain agreements to share administrative services (the "Expense Sharing Agreements"). In accordance with the Expense Sharing Agreements, the Company reimburses its affiliates monthly for a proportional share of salaries and related expenses of personnel employed by the affiliates who provide services to the Company, rent expense, and general and administrative expense. Total expenses (included in "Compensation", and "Other" in the Statement of Operations) incurred through the Expense Sharing Agreements totaled approximately $175,072 for the year ended December 31, 2023.

As of December 31, 2023, the Company had a payable due to the affiliated companies of $129,026, largely comprised of a payable to Clearing for wealth management pass-through revenue. Additionally, as of December 31, 2023, the Company had a receivable due from the affiliated companies of $7,440, which consists mainly of referral fees due from Axos Bank (an affiliated company) to the Company. See Note 2 for a discussion of referral fees.

4. **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs if customers are unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a minimum deposit of $25,000 with its clearing broker.

The Company had no underwriting commitments, no equipment leases, and had not been named as defendant in any lawsuit at December 31, 2023 or during the year then ended. The Company is a lessee in a month-to-month sublease agreement for office space with Financial which is mutually cancelable by either party.

In May 2023, the Company paid a settlement of $75,000 to resolve a reporting matter with FINRA.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $488,148, which was $388,148 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 33.36%.

The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the SEC rule 15c3-3.

6. **Financial Support**

The Parent continues to fund the operations of the Company and intends to do so in the future. This allows the Company to continue its operations. Had additional capitalization not been acquired the Company would not have been able to continue as a going concern.

7. **Subsequent Events**

Subsequent events have been reviewed through February 28, 2024, the date the financial statement was filed.